UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NovAccess Global Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

98385L 10 2
(CUSIP Number)

Christopher J. Hubbert 1375 East Ninth Street, 29th Floor Cleveland, Ohio 44114 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98385L 10 2	Page 2 of 6

1	NAME OF REPORTING PERSONS Daniel G. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,502,670 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,502,670 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,670 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 98385L 10 2	Page 3 of 6

1	NAME OF REPORTING PERSONS TN3, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,502,670 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,502,670 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,670 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of the common stock, no par value, of NovAccess Global Inc. (“NovAccess” or the “company”), a Colorado corporation with a mailing address of 8584 E. Washington Street, No. 127, Chagrin Falls, Ohio 44023, beneficially owned by TN3, LLC, a Wyoming limited liability company (“TN3”) owned by Daniel G. Martin.

Item 2. Identity and Background.

(a)     This Schedule 13D is filed by TN3 and Daniel G. Martin.

(b)     The business address of both TN3 and Mr. Martin is 8834 Mayfield Road, Chesterland, Ohio 44026.

(c)     Mr. Martin is the founder and president of Martin Ventures, a diversified international investment vehicle. TN3 is a diversified investment vehicle owned by Mr. Martin.

Item 3. Source and Amount of Funds or Other Consideration.

On January 31, 2022, NovAccess entered into a preferred stock redemption agreement with Mr. Martin, TN3, Dr. Dwain K. Morris-Irvin, the company’s chief executive officer, and Irvin Consulting, LLC, a company owned by Dr. Irvin. TN3 previously owned 25,000 shares of NovAccess Series B convertible preferred stock (the “preferred shares”). Pursuant to the redemption agreement, on March 14, 2022, NovAccess redeemed 24,400 of the preferred shares and Irvin Consulting purchased 600 of the preferred shares from TN3. To redeem the preferred shares, NovAccess will pay TN3 a total of $250,000 over a period of eleven months, with payment accelerated if the company raises at least $2.5 million of equity capital. In addition to the cash payments, on March 14, 2022, NovAccess issued to TN3 1,502,670 shares of unregistered common stock (the “common shares”), which is equal to 10% of the outstanding common stock of NovAccess on the date the redemption agreement was signed.

Item 4. Purpose of Transaction.

TN3 acquired the common shares of NovAccess for investment. In connection with the redemption and sale of TN3’s preferred shares, Mr. Martin resigned for the board of directors of NovAccess, and Mr. Martin is no longer an officer or director of the company. Mr. Martin does not have any plans or proposals which relate to or would result in any of the events enumerated in Item 4 of Regulation 13d-101 under the Securities and Exchange Act of 1934. For more information about the redemption and sale of TN3’s preferred shares, please see NovAccess’ Schedule 14F-1/A filed with the Securities and Exchange Commission on February 25, 2022 and Current Report on Form 8-K dated March 14, 2022.

SCHEDULE 13D

Item 5.  Interest in Securities of the Issuer.

(a)     TN3 is the record owner of 1,502,670 NovAccess common shares, which constitutes 8.7% of the company’s common shares outstanding on March 14, 2022. TN3 no longer owns any preferred shares of NovAccess. Mr. Martin is the sole and managing member of TN3 and as a result is the beneficial owner of TN3’s common shares of NovAccess.

(b)     TN3 and Mr. Martin share the power to vote and to dispose of the common shares.

(c)     On March 14, 2022, NovAccess redeemed 24,400 of TN3’s preferred shares, Irvin Consulting purchased 600 of TN3’s preferred shares, and TN3 acquired the common shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither TN3 nor Mr. Martin is a party to any contract, arrangement, understanding or relationship with respect to any securities of NovAccess required to be disclosed pursuant to Item 6 of Regulation 13d-101 under the Securities and Exchange Act of 1934.

Item 7. Material to be Filed as Exhibits.

TN3 acquired the common shares and sold the preferred shares of NovAccess pursuant to a preferred stock redemption agreement dated January 31, 2022. The redemption agreement is filed as Exhibit 10.1 to the Current Report on Form 8-K of NovAccess dated January 31, 2022.

SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 14, 2022	TN3, LLC	Daniel G. Martin, Personally

	/s/ Daniel G. Martin By Daniel G. Martin Managing Member	/s/ Daniel G. Martin